FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

November 9, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the Extraordinary General shareholders’ meeting of WBD Foods on November 9, 2010.

1. On the first agenda item: “Early termination of powers of all Board of Directors members”.

Be it resolved:

1.1. To execute early termination of powers of all Board of Directors members.

2. On the second agenda item: “Election of the Company’s Board of Directors members”.

Be it resolved that:

2.1. The members of WBD Foods OJSC Board of Directors be elected as follows: Guy de Selliers; M. V. Dubinin; I. V. Kostikov; Michael A. O’Neill; A. S. Orlov; S. A. Plastinin; G. A. Yushvaev; D. Iakobachvili; E. G. Yasin; Marcus Rhodes; E. Linwood (Tip) Tipton.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Styazkin Sergey
Name:	Styazkin Sergey
Title:	Representative according to Power of Attorney
Wimm-Bill-Dann Foods OJSC

Date:  November 9, 2010